UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 8, 2019	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan	In the U.S.
Jesse Huang	David Pasquale
ChipMOS TECHNOLOGIES INC.	Global IR Partners
+886-6-5052388 ext. 7715	+1-914-337-8801
jesse_huang@chipmos.com	dpasquale@globalirpartners.com

ChipMOS to Present at Bank of America Merrill Lynch Conference

Hsinchu, Taiwan - March 8, 2019 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it will be presenting at the Bank of America Merrill Lynch (“BAML”) 2019 Asia Pacific Telecom, Media & Technology Conference, at the Shangri-La Far Eastern Plaza Hotel Taipei from Wednesday, March 20 to Friday, March 22, 2019.

Management from the Company, including Jesse Huang, Vice President of New Product Development Management Center and Strategy and Investor Relations, will host meetings with institutional investors to discuss the Company’s recent financial results, business trends and growth opportunities. There will be no webcast of the conference. The Company’s investor update is currently available on the investor relations’ section of its website at www.chipmos.com.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.